UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 25, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date October 25, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s Interim Review, January 1 — September 30, 2006
(Helsinki, Finland, October 25, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Strong order intake and profitability improvement continue; Confident outlook for 2007
Highlights of the third quarter

-	New orders worth EUR 1,321 million were received in July-September, i.e. 44 percent more than in the comparison period last year (EUR 916 million in Q3/05).
-	The order backlog grew by 47 percent from the end of September 2005 and was EUR 3,022 million at the end of September 2006 (EUR 2,059 million at September 30, 2005).
-	Net sales increased by 12 percent and totaled EUR 1,169 million (EUR 1,045 million in Q3/05).
-	Operating profit was EUR 120.4 million, i.e. 10.3 percent of net sales (EUR 95.5 million and 9.1% in Q3/05).
-	Earnings per share were EUR 0.59 (EUR 0.47 in Q3/05).
-	Net cash generated by operating activities was EUR 143 million (EUR 15 million in Q3/05).
-	Return on capital employed (ROCE) was 22.1 percent (18.3% in Q3/05).
“Metso’s operating environment remained favorable in the third quarter, resulting in brisk order intake. Consequently, we have now a very strong order backlog, some two-thirds of which will be delivered in 2007 or later,” says Jorma Eloranta, President and CEO of Metso Corporation. “To make the most of this situation, we are now further strengthening our delivery capabilities and global supplier network. We are also steadily developing our aftermarket operations.”
Eloranta points out that Metso’s development has been very consistent — and very strong. “On a rolling 12-months basis Metso’s orders received exceeded EUR 5.6 billion, which illustrates that we have moved into a totally new size category. At the same time, our cost structure has remained healthy despite the strong growth, and our cash flow is also strong.”
“We estimate our good performance to continue also during the last quarter, and consequently it is obvious that 2006 will be the best year ever for Metso. Furthermore, the continued favorable market outlook, strong order backlog and the ongoing internal development projects give us confidence that 2007 will be another good year for Metso,” Eloranta sums up.
Key figures

			Change	Q1-Q3/	Q1-Q3/	Change
EUR million	Q3/06	Q3/05%		06	05%		2005
Net sales	1,169	1,045	12	3,417	2,967	15	4,221
Operating profit	120.4	95.5	26	332.2	233.5	42	335.0
% of net sales	10.3	9.1		9.7	7.9		7.9
Earnings per share from continuing operations, basic, EUR	0.59	0.47	26	2.03	1.10	85	1.57
Earnings per share from continuing and discontinued operations, basic, EUR	0.59	0.47	26	2.03	1.22	66	1.69

			Change	Q1-Q3/	Q1-Q3/	Change
EUR million	Q3/06	Q3/05%		06	05%		2005
Orders received	1,321	916	44	4,148	3,208	29	4,745
Order backlog from continuing operations at end of period				3,022	2,059	47	2,350
Net cash generated by operating activities	143	15	853	368	121	204	164
Return on capital employed (ROCE), annualized, %				22.1	18.3		18.8
Equity to assets ratio at end of period, %				38.0	36.3		37.5
Gearing at end of period, %				16.6	25.3		22.4
Metso’s third-quarter 2006 review
Operating environment and demand for products in July-September
In the third quarter, the demand for Metso’s products and services continued much the same as in the first half of the year. The construction, mining and energy industry markets were good overall, while the pulp and paper industry markets were satisfactory. The demand for aftermarket services continued to be good in all customer industries.
With respect to Metso Paper’s products, the demand for new paper and board machines was still focused on Asia, and particularly on China. The demand for rebuilds leveled off as expected in Europe and North America partly due to business restructuring in the paper companies. The demand for tissue machines remained good in all markets. The demand for fiber lines continued to be strong in South America and good in Asia.
In the construction industry, the demand for Metso Minerals’ aggregates production-related equipment was mainly good thanks to the ongoing road network projects around the world. The demand for mining equipment continued to be strong in all markets, especially in South America and Australia. The demand for metal recycling equipment was excellent.
The demand for Metso Automation’s field systems that are used for flow control remained excellent. Growth was fastest in the energy sector, due to increasing investments in refineries as a result of growing consumption of oil and gas. The demand for automation systems was good in the energy, oil and gas industry, and satisfactory in the pulp and paper industry.
Orders received in July-September
Metso’s order intake in the third quarter of 2006 was 44 percent higher than in the comparison period of last year. The order intake continued to grow strongest in Metso Minerals with 56 percent increase in the value of orders received on July-September last year. There was also strong growth in orders at Metso Paper (47 percent) and Metso Automation (31 percent). Metso Ventures’ orders were at last year’s level.
The largest orders received in July-September included a large papermaking line for Guangzhou Paper in China, a rebuild of a wood processing and bleaching line and a kraft liner washing line for Klabin in Brazil, a tissue machine for Georgia-

Pacific in North America, crushing, screening and grinding equipment for an iron ore enrichment process for Minerações Brasileiras Reunidas S/A (MBR) in Brazil and grinding, crushing and screening equipment for Xstrata Plc’s Mt Isa Mine operation in Australia.
Financial performance in July-September
Metso’s net sales continued to grow strongly in the third quarter, as in the first half-year. The net sales of Metso Minerals and Metso Paper increased clearly over 10 percent. Metso Automation’s net sales remained at last year’s level in spite of strong order backlog mainly due to delays in deliveries of valves. Metso Automation’s delivery capability was impeded by a shortage of components, limited availability of subcontractor capacity as well as the fire that took place in July at the Helsinki valve assembly plant in Finland. The deliveries of Metso Ventures grew by almost 25 percent.
Metso’s profitability continued to improve in July-September with 26 percent higher operating profit than in the comparison period last year. Metso’s operating profit margin rose to 10.3 percent. Metso Minerals and Metso Paper improved their operating profits on the comparison period due to increased delivery volumes. The third quarter operating profit of Metso Automation was weaker than in the comparison period. The main reason for this were the increased fixed costs due to strengthening of sales and service resources.
Metso’s January-September 2006 Interim Review
Orders received and order backlog
In January-September, the value of orders received by Metso rose by 29 percent on the comparison period (January-September 2005), and totaled EUR 4,148 million. The order intake grew in all business areas. The order intake grew relatively strongest in Metso Paper’s Tissue Business Line, Metso Minerals’ Minerals Processing Business Line and Metso Automation’s Field Systems Business Line. Metso’s order backlog grew by 29 percent on the end of 2005 and stood at EUR 3,022 million at the end of September.
Orders received by business area

	Q1-Q3/06		Q1-Q3/05
	EUR	% of	EUR	% of
	million	orders	million	orders
		received		received
Metso Paper	1,495	35	1,240	38
Metso Minerals	1,933	46	1,368	42
Metso Automation	555	13	430	13
Metso Ventures	249	6	224	7
Intra-Metso orders received	(84)		(54)
Total	4,148	100	3,208	100
Orders received by market area

	Q1-Q3/06		Q1-Q3/05
	EUR	% of	EUR	% of
	million	orders	million	orders
		received		received
Europe	1,522	37	1,341	42
North America	879	21	680	21
South and Central America	519	12	344	11
Asia-Pacific	946	23	700	22
Rest of the world	282	7	143	4
Total	4,148	100	3,208	100

Net sales
In January-September, Metso’s net sales rose by 15 percent on the comparison period and totaled EUR 3,417 million. The increase was due both to the continuing good market situation and to strengthened competitiveness, and was attributable especially to Metso Minerals. Approximately two percentage points of the increase of net sales were attributable to the exchange rate translation effect. Aftermarket operations accounted for 37 percent (38% in Q1-Q3/05) of Metso’s net sales (excluding Metso Ventures). Measured in euros, the volume of aftermarket operations increased by 13 percent.
Net sales by business area

	Q1-Q3/06		Q1-Q3/05
	EUR	% of net	EUR	% of net
	million	sales	million	sales
Metso Paper	1,269	36	1,192	39
Metso Minerals	1,551	45	1,218	40
Metso Automation	420	12	421	14
Metso Ventures	240	7	196	7
Intra-Metso net sales	(63)		(60)
Total	3,417	100	2,967	100
Net sales by market area

	Q1-Q3/06		Q1-Q3/05
	EUR	% of net	EUR	% of net
	million	sales	million	sales
Europe	1,431	42	1,341	45
North America	749	22	628	21
South and Central America	436	13	337	12
Asia-Pacific	623	18	509	17
Rest of the world	178	5	152	5
Total	3,417	100	2,967	100
Financial result
In January-September, Metso’s operating profit was EUR 332.2 million, or 9.7 percent of net sales (EUR 233.5 million and 7.9% in Q1-Q3/05). The improvement in profitability was mainly attributable to Metso Minerals, where strong growth in delivery volumes and competitive cost structure supported positive financial performance. The reduction in the operating loss of the Tissue Business Line to near break-even bolstered Metso Paper’s profitability.
Metso’s net financial expenses were EUR 28 million (EUR 33 million).
Metso’s profit from continuing operations before taxes was EUR 304 million (EUR 200 million).
In the second quarter, Metso recognized a nonrecurring deferred tax asset of EUR 57 million in the income statement with respect to its U.S. operations where Metso had unrecognized deferred tax losses. The recognition is based on the fact that Metso’s U.S. operations turned clearly profitable. Excluding this nonrecurring deferred tax asset, Metso’s tax rate for 2006 is estimated to be about 24 percent.
The profit attributable to shareholders for the January-September period was EUR 287 million, corresponding to earnings per share of EUR 2.03.
Metso’s return on capital employed (ROCE) was 22.1 percent, and the return on equity (ROE) was 29.5 percent.

Cash flow and financing
Metso’s net cash generated by operating activities was EUR 368 million. In January-September, EUR 16 million in net working capital was released. The increase in inventories and receivables due to volume growth was compensated by increase in accounts payable and advances received. Metso’s free cash flow was EUR 291 million (EUR 88 million).
Net interest-bearing liabilities totaled EUR 228 million at the end of September. Gearing (the ratio of net interest-bearing liabilities to shareholders’ equity) was 16.6 percent, while the equity to assets ratio was 38.0 percent. In April, Metso paid dividends for 2005 of EUR 198 million.
In September, Moody’s Investor Service upgraded the long-term credit ratings of Metso to Baa3 from Ba1 and considered the outlook on ratings stable.
In October, Standard & Poor’s Ratings Services upgraded the long-term credit rating of Metso to BBB- from BB+ and the short-term rating to A-3 from B. The rating on Metso’s senior unsecured debt was upgraded to BB+ from BB. Standard & Poor’s considered the outlook on ratings stable.
Capital expenditure
Metso’s gross capital expenditure was EUR 98 million including EUR 9 million in acquisitions (EUR 86 million, including EUR 13 million in acquisitions). Capital expenditure was mainly related to information systems, as well as to extensions and maintenance of production facilities. Production facilities are being extended at, for example, Metso Minerals’ units in Tampere, Finland, and Columbia, South Carolina, the USA. It is estimated that gross capital expenditure, excluding acquisitions, for the whole year will be approximately EUR 120 million.
Acquisitions
In August, Metso Paper received the relevant regulatory approvals from the Chinese authorities for the acquisition of Shanghai-Chenming Paper Machinery Co. Ltd, agreed in February 2006. The entire share capital of the company was transferred to Metso on August 31, 2006. The debt-free purchase price and the investments related to the development of the unit total about EUR 35 million. The Shanghai unit employs around 450 people and focuses on manufacturing paper and board machine sections for Metso Paper’s delivery projects in China. The company was previously owned by Shandong Chenming and Shanghai Heavy Machinery.
In September, Metso agreed to acquire the business assets of Svensk Gruvteknik AB and Svensk Pappersteknik AB in Sweden to strengthen its aftermarket business. The business assets were transferred to Metso on October 1, 2006. The acquired business of Svensk Gruvteknik will be integrated with Metso Minerals and the acquired business of Svensk Pappersteknik with Metso Paper. The debt-free purchase price totaled approximately EUR 4 million. The total net sales of the acquired businesses in 2005 were EUR 11 million, and they employ some 110 people.
In April, Metso and Aker Kvaerner signed the final purchase agreement whereby Metso will acquire Aker Kvaerner’s Pulping and Power business. The closing will require the relevant regulatory approvals. The acquisition was filed with the EU competition authorities in June, and it was extended into the second phase in the EU review process at August 14, 2006. The second phase will take up to 90 working days, with possible extensions. Metso and Aker Kvaerner continue to cooperate constructively with the Commission to lift any doubts that might exist and to solve any potential competition concerns.
Research and development
In January-September, Metso’s research and development expenses totaled EUR 80 million (EUR 68 million), representing 2.3 percent of net sales.

The rebuild of Metso Paper’s PM2 pilot paper machine at Jyväskylä, Finland was completed in September. A new press section was installed in the pilot paper machine, the dryer section was rebuilt and several other improvements covering the whole process line were made.
In the third quarter, Metso Automation launched the new-generation metsoDNA CR solution. The new product launches also included IQMoisture, which is a fast on-line measurement method developed to control the machine- and cross-direction moisture profiles of paper and board machines.
Personnel
At the end of September Metso’s operations employed 23,342 people. In January-September, Metso employed an average of 22,786 people. The acquisition of Shanghai-Chenming Paper Machinery in August increased Metso Paper’s personnel by 450 in China. Thanks to growth in business Metso Minerals’ personnel increased by 371 especially in Finland, Brazil and India. Investments in sales and customer service resources increased Metso Automation’s personnel by more than 100. Geographically, the number of personnel increased most in Asia.
Personnel by area

	Sep 30,	Dec 31,
	2006	2005	Change %
Finland	8,542	8,340	2
Other Nordic countries	2,532	2,491	2
Other Europe	3,040	2,959	3
North America	3,568	3,526	1
South and Central America	2,234	2,070	8
Asia-Pacific	2,121	1,498	42
Rest of the world	1,305	1,294	1
Total personnel in continuing operations	23,342	22,178	5
Changes in the Metso Executive Team
Metso’s Executive Team and its members’ areas of responsibility changed in August. The members of the new Executive Team are: Risto Hautamäki, responsible for Metso Paper, Bertel Langenskiöld, responsible for the Fiber Business Line and the integration of Aker Kvaerner’s Pulping and Power units after closing of the acquisition, Matti Kähkönen responsible for Metso Minerals, Pasi Laine responsible for Metso Automation and Vesa Kainu responsible for Metso Ventures. The Chairman of the Executive Team is Jorma Eloranta, President and CEO, and the Vice Chairman is Olli Vaartimo, Executive Vice President and CFO.
In September, Metso announced that Vesa Kainu, President of Metso Ventures, will retire on February 28, 2007.
Changes in the corporate structure
In September, Metso announced that it would dismantle the Metso Ventures business area as of January 1, 2007. Two of Metso Ventures’ three foundries will be transferred under Metso Paper and one under Metso Minerals. Metso Panelboard will become part of Metso Paper. The potential for developing Metso Powdermet’s operations into a materials technology unit will be clarified by the end of the year. Valmet Automotive will be reported as a separate financial holding unit. Segment information in accordance with the planned new corporate structure is presented in the table section of the Interim Review.
In August, Metso Automation decided to change its organization as of October 1, 2006. The new business lines within Metso Automation are Flow Control and Process Automation Systems.

Metso Minerals has decided to renew its operating model. As of January 1, 2007 the operations will be organized according to the three core customer segments, construction, mining and recycling. The change targets to enhance customer service and to accelerate Metso Minerals’ profitable growth.
Decisions of the Annual General Meeting
On April 4, 2006 the Annual General Meeting of Metso Corporation approved the accounts for 2005 and discharged the members of the Board of Directors and the President and CEO from liability for the 2005 financial year. The Annual General Meeting approved the proposals of the Board of Directors concerning authorizations to resolve to repurchase and dispose of the Corporation’s own shares. The Annual General Meeting also authorized the Board to make decisions on increasing the share capital by issuing new shares, convertible bonds and/or stock options.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors and the remuneration of directors. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.
Matti Kavetvuo was re-elected Chairman of the Board and Jaakko Rauramo, Chairman of the Board of SanomaWSOY Corporation, was re-elected Vice Chairman of the Board. Christer Gardell, Managing Partner of Cevian Capital, and Professor Yrjö Neuvo, Ph.D. (EE), were elected new members of the Board. The Board members re-elect were Svante Adde, Managing Director, Compass Advisers, London, Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, and Satu Huber, State Treasury, Director of Finance and Head of the Finance Division. The term of office of Board members lasts until the end of the next Annual General Meeting.
The Annual General Meeting decided that the annual remuneration for Board members be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee including committee meetings be EUR 500 per meeting.
PricewaterhouseCoopers Oy, a firm of Authorized Public Accountants, was re-elected to act as the Auditor of the Corporation until the end of the next Annual General Meeting.
The Annual General Meeting decided to pay a dividend of EUR 1.40 per share for the financial year which ended on December 31, 2005. The dividend consisted of EUR 0.70 in line with Metso’s dividend policy, and an extra dividend of EUR 0.70. The dividend was paid on April 20, 2006, to the shareholders who had been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 7, 2006.
Share capital and market capitalization
At the end of September, Metso’s share capital was EUR 240,812,843.80 and the number of shares was 141,654,614, of which the Corporation held 60,841 treasury shares, i.e. 0.04 percent of the total shares and votes. The shares were acquired in 1999 for a total price of EUR 654,813. The average number of outstanding shares in January-September, excluding treasury shares, was 141,593,773.
On September 30, 2006 Metso’s market capitalization was EUR 4,109 million, excluding the treasury shares.
Share ownership plan

Metso has established a share ownership plan for the 2006-2008 strategy period. Accordingly, Metso’s Board of Directors has decided to target the 2006 plan to 55 Metso managers, including the entire Metso Executive Team.
The potential reward will depend on the operating profit attained by Metso and its business areas in 2006. The incentives will consist of both shares and cash, with the cash component dedicated to cover taxes and tax-related payments. The 2006 share ownership plan will cover a maximum total of 120,000 Metso treasury shares, of which the Metso Executive Team can account for at most 27,400 shares. Payment of potential rewards will be decided during the first quarter of 2007.
Metso repurchases its own shares
Metso Corporation’s Annual General Meeting on April 4, 2006 authorized Metso Corporation’s Board of Directors to resolve to repurchase the Corporation’s own shares with its distributable funds provided that the combined nominal value of the shares thus acquired corresponds to no more than 5 percent of the Corporation’s total share capital at the moment of acquisition.
The authorization entitled the Board to repurchase the Corporation’s own shares among other things for use in the above mentioned share ownership plan. According to the authorization, the shares are to be acquired through public securities trading on the Helsinki Stock Exchange, at the share price prevailing on the day of acquisition.
Based on the authorization Metso Corporation’s Board of Directors decided on April 28, 2006 to repurchase at most 300,000 of its own shares on the Helsinki Stock Exchange for use in the above mentioned share ownership plan. The acquisition of the shares will reduce the parent company’s distributable funds, which were EUR 391 million at the end of September. No shares had been repurchased by the publication date of the January-September 2006 Interim Review.
Metso Paper

			Change	Q1-Q3/	Q1-Q3/	Change
EUR million	Q3/06	Q3/05%		06	05%		2005
Net sales	446	396	13	1,269	1,192	6	1,702
Operating profit	32.2	25.7	25	80.3	63.2	27	90.9
% of net sales	7.2	6.5		6.3	5.3		5.3
Orders received	472	322	47	1,495	1,240	21	1,993
Order backlog at end of period				1,482	1,012	46	1,267
Personnel at end of period				8,766	8,300	6	8,201
In January-September, Metso Paper’s net sales grew by 6 percent on the level of the comparison period (January-September 2005) and totaled EUR 1,269 million. The biggest increases on the comparison period were attributable to the deliveries of the Fiber and Tissue Business Lines. Aftermarket operations accounted for 34 percent of net sales (34% in Q1-Q3/05).
Metso Paper’s operating profit increased to EUR 80.3 million, or 6.3 percent of net sales. Profitability improved primarily due to the measures taken in previous years to streamline the cost structure. The improvement in profitability came from Tissue and Paper and Board businesses.
The value of orders received by Metso Paper increased by one fifth on the comparison period and totaled EUR 1,495 million. The orders of all business lines grew clearly, with the orders of the Tissue Business Line growing relatively the most. The major orders included a papermaking line for Guangzhou Paper in China, a papermaking line for Nippon Paper Industries in Japan and a pulping line for Bahia

Pulp in Brazil. At the end of September the order backlog was EUR 1,482 million, which was 17 percent higher than at the end of 2005.
Metso Minerals

			Change	Q1-Q3/	Q1-Q3/	Change
EUR million	Q3/06	Q3/05%		06	05%		2005
Net sales	519	454	14	1,551	1,218	27	1,735
Operating profit	75.9	53.6	42	206.6	125.0	65	177.6
% of net sales	14.6	11.8		13.3	10.3		10.2
Orders received	632	405	56	1,933	1,368	41	1,936
Order backlog at end of period				1,189	801	49	852
Personnel at end of period				8,892	8,379	6	8,521
In January-September, Metso Minerals’ net sales rose by 27 percent on the comparison period and totaled EUR 1,551 million. The net sales increased strongly in all business lines. Metso Minerals’ aftermarket operations accounted for 44 percent of net sales (47% in Q1-Q3/05). The growth of project and equipment deliveries reduced the relative proportion of aftermarket operations. Measured in euros, the volume of aftermarket operations increased by 19 percent.
The operating profit of Metso Minerals increased to EUR 206.6 million, which was 13.3 percent of net sales. Profitability improved the most in the Crushing and Screening Business Line and the Minerals Processing Business Line, due to strong volume growth and a competitive cost structure.
The value of orders received by Metso Minerals increased by 41 percent and totaled EUR 1,933 million. The growth was the strongest in the Minerals Processing and the Crushing and Screening Business Lines, primarily due to continued strong demand from the mining industry. The largest orders in January-September included a grate kiln system for LKAB in Sweden, grinding mills and mining crushers for Boddington Gold Mine (BGM) in Australia, and crushing, screening and grinding equipment for Minerações Brasileiras Reunidas S/A (MBR) in Brazil. The order backlog increased by 40 percent on the end of 2005 and was EUR 1,189 million at the end of September.
Metso Automation

				Q1-Q3/	Q1-Q3/
EUR million	Q3/06	Q3/05	Change %	06	05	Change %	2005
Net sales	146	148	(1)	420	421	0	584
Operating profit	20.0	25.8	(22)	54.9	57.3	(4)	80.7
% of net sales	13.7	17.4		13.1	13.6		13.8
Orders received	183	140	31	555	430	29	580
Order backlog at end of period				309	191	62	179
Personnel at end of period				3,315	3,206	3	3,169
In January-September, Metso Automation’s net sales totaled EUR 420 million, the same level as in the comparison period. Despite the strong order backlog from the previous quarters, the net sales growth fell short of expectations, because deliveries of field equipment were delayed. Metso Automation’s delivery capability was impeded by a shortage of components, limited availability of subcontractor capacity as well as the fire that took place in July at the Helsinki valve assembly plant in Finland. As the problems have been addressed, the delivery volumes are expected to grow during the last quarter. Aftermarket operations accounted for 23 percent of net sales (21% in Q1-Q3/05). Measured in euros, the volume of aftermarket operations increased by 6 percent.
Metso Automation’s operating profit was EUR 54.9 million, or 13.1 percent of net sales. Although profitability improved clearly in the North American business unit, Metso Automation’s overall profitability was weaker than in January-September last year. Strengthening of sales and customer service resources clearly boosted orders received but simultaneously raised fixed costs that had a negative impact on operating profit.
The value of Metso Automation’s orders increased by 29 percent on the comparison period and totaled EUR 555 million. Especially orders received by the Field Systems Business Line rose on the comparison period. The order backlog rose by 73 percent on the end of 2005 and was EUR 309 million at the end of September, which is Metso Automation’s all-time record. The order backlog included, more than earlier, deliveries that were scheduled for the next year.
Metso Ventures

			Change	Q1-Q3/	Q1-Q3/	Change
EUR million	Q3/06	Q3/05%		06	05%		2005
Net sales	78	63	24	240	196	22	284
Operating profit (loss)	(0.9)	(0.5)	(80)	7.3	6.1	20	10.8
% of net sales	(1.2)	(0.8)		3.0	3.1		3.8
Orders received	62	66	(6)	249	224	11	324
Number of cars produced	6,440	4,160	55	24,157	13,926	73	21 233
Order backlog at end of period				115	92	25	104
Personnel at end of period				2,040	1,755	16	1 993
In January-September, Metso Ventures’ net sales rose by 22 percent on the comparison period and totaled EUR 240 million, mainly due to Valmet Automotive’s increased delivery volumes.
Metso Ventures’ operating profit was EUR 7.3 million, or 3.0 percent of net sales. The profitability of Valmet Automotive improved, but Metso Panelboard reported an operating loss. A special task force has been set to address Metso Panelboard’s profitability improvement challenge.
The value of orders received by Metso Ventures rose by 11 percent and totaled EUR 249 million. The growth was especially due to the increased car production of Valmet Automotive. Metso Ventures’ order backlog rose by 11 percent on the end of 2005 and totaled EUR 115 million at the end of September.
Short-term outlook
No significant changes have occurred in Metso’s market outlook. The favorable market situation is expected to continue in the construction, mining and energy industries also in the final quarter of the year. The overall pulp and paper industry demand is expected to remain satisfactory.
Of Metso Paper’s products, the market outlook for new paper and board machines is the strongest in Asia, where several customers are actively considering new investments. In Europe and in North America, the demand for rebuilds and aftermarket services is expected to remain at the current level. The markets for both new tissue machines and tissue machine rebuilds are expected to be good. The markets for new fiber lines are expected to remain brisk in South America and good in Asia.

The demand for Metso Minerals’ construction equipment and related services is expected to remain good thanks to road network development projects and other infrastructure investments. The demand for mining industry and metal recycling equipment is expected to remain strong. The large mining companies are continuing to plan and implement extensive investments. In the mining industry the trend is towards larger equipment and projects.
Metso Automation’s market situation is expected to remain good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Based on the strong order backlog and the favorable market outlook, it is estimated that Metso’s good financial performance will continue also for the rest of the year. Metso’s net sales are estimated to grow by clearly more than 10 percent in 2006. Continued favorable market situation, strong order backlog and ongoing internal development projects give a positive outlook for Metso’s financial performance in 2007.
The estimates concerning Metso’s net sales and operating profit do not include any changes resulting from acquisitions or divestitures.
Helsinki, October 25, 2006
Metso Corporation’s Board of Directors
The interim review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

	7-9/	7-9/	1-9/	1-9/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	1,169	1,045	3,417	2,967	4,221
Cost of goods sold	(857)	(767)	(2,480)	(2,171)	(3,110)
Gross profit	312	278	937	796	1,111
Selling, general and administrative expenses	(189)	(187)	(611)	(576)	(794)
Other operating income and expenses, net	(3)	3	6	10	12
Share in profits of associated companies	0	0	0	1	1
Reversal of Finnish pension liability	—	1	—	2	5
Operating profit	120	95	332	233	335
% of net sales	10.3%	9.1%	9.7%	7.9%	7.9%
Financial income and expenses, net	(10)	(9)	(28)	(33)	(43)
Profit on continuing operations before tax	110	86	304	200	292
Income taxes on continuing operations	(26)	(21)	(16)	(48)	(72)
Profit on continuing operations	84	65	288	152	220
Profit (loss) on discontinued operations	—	—	—	17	17
Profit (loss)	84	65	288	169	237

	7-9/	7-9/	1-9/	1-9/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Profit (loss) attributable to minority interests	1	0	1	0	1
Profit (loss) attributable to equity shareholders	83	65	287	169	236
Profit (loss)	84	65	288	169	237

Earnings per share from continuing operations, EUR
Basic	0.59	0.47	2.03	1.10	1.57
Diluted	0.59	0.47	2.03	1.10	1.57

Earnings per share from discontinued operations, EUR
Basic	—	—	—	0.12	0.12
Diluted	—	—	—	0.12	0.12

Earnings per share from continuing and discontinued operations, EUR
Basic	0.59	0.47	2.03	1.22	1.69
Diluted	0.59	0.47	2.03	1.22	1.69
CONSOLIDATED BALANCE SHEETS
ASSETS

	Sep 30,	Sep 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Non-current assets
Intangible assets
Goodwill	501	496	498
Other intangible assets	105	96	99
	606	592	597

Property, plant and equipment
Land and water areas	57	59	58
Buildings and structures	217	222	220
Machinery and equipment	290	279	286
Assets under construction	28	23	17
	592	583	581

Financial and other assets
Investments in associated companies	19	18	20
Available-for-sale equity investments	14	14	12
Loan and other interest bearing receivables	7	12	5

	Sep 30,	Sep 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Available-for-sale financial assets	24	21	34
Deferred tax asset	187	146	163
Other non-current assets	33	13	39
	284	224	273

Total non-current assets	1,482	1,399	1,451

Current assets
Inventories	1,135	928	888

Receivables
Trade and other receivables	962	853	918
Cost and earnings of projects under construction in excess of advance billings	160	136	173
Loan and other interest bearing receivables	2	2	2
Available-for-sale financial assets	32	100	135
Tax receivables	20	27	14
	1,176	1,118	1,242

Cash and cash equivalents	493	340	323

Total current assets	2,804	2,386	2,453

Assets held for sale	—	—	—

TOTAL ASSETS	4,286	3,785	3,904
SHAREHOLDERS’ EQUITY AND LIABILITIES

	Sep 30,	Sep 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Equity
Share capital	241	241	241
Share premium reserve	76	77	76
Cumulative translation differences	(35)	(12)	(9)
Fair value and other reserves	438	422	424
Retained earnings	641	484	553
Equity attributable to shareholders	1,361	1,212	1,285

Minority interests	7	6	7

	Sep 30,	Sep 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Total equity	1,368	1,218	1,292

Liabilities
Non-current liabilities
Long-term debt	588	748	593
Post employment benefit obligations	151	163	157
Deferred tax liability	22	15	20
Provisions	27	33	33
Other long-term liabilities	2	2	7
Total non-current liabilities	790	961	810

Current liabilities
Current portion of long-term debt	163	3	160
Short-term debt	35	31	35
Trade and other payables	1,028	938	925
Provisions	187	175	191
Advances received	472	336	312
Billings in excess of cost and earnings of projects under construction	213	98	146
Tax liabilities	30	25	33
Total current liabilities	2,128	1,606	1,802

Liabilities held for sale	—	—	—

Total liabilities	2,918	2,567	2,612

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,286	3,785	3,904

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	588	748	593
Short-term interest bearing debt	198	34	195
Cash and cash equivalents	(493)	(340)	(323)
Other interest bearing assets	(65)	(135)	(176)
Total	228	307	289

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	7-9/	7-9/	1-9/	1-9/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Cash flows from operating activities:

Profit (loss)	84	65	288	169	237
Adjustments to reconcile net profit (loss) to net cash provided by operating activities

Depreciation	26	27	78	76	102
Provisions / Efficiency improvement programs	(1)	(3)	(4)	(10)	(12)
Interests and dividend income	7	9	22	33	39
Income taxes	26	21	16	48	72
Other	3	3	6	(17)	(14)
Change in net working capital	18	(88)	16	(118)	(170)
Cash flows from operations	163	34	422	181	254
Interest paid and dividends received	(1)	(10)	(3)	(25)	(40)
Income taxes paid	(19)	(9)	(51)	(35)	(50)
Net cash provided by (used in) operating activities	143	15	368	121	164

Cash flows from investing activities:
Capital expenditures on fixed assets	(32)	(27)	(88)	(72)	(104)
Proceeds from sale of fixed assets	2	11	11	39	46
Business acquisitions, net of cash acquired	(9)	(12)	(9)	(13)	(14)
Proceeds from sale of businesses, net of cash sold	—	—	—	95	95
(Investments in) proceeds from sale of financial assets	10	(16)	113	(65)	(111)
Other	1	0	(1)	(1)	(2)
Net cash provided by (used in) investing activities	(28)	(44)	26	(17)	(90)

Cash flows from financing activities:
Share options exercised	—	—	—	72	72
Dividends paid	—	—	(198)	(48)	(48)
Net funding	(4)	(8)	(14)	(170)	(158)
Other	—	—	(6)	(2)	(2)
Net cash provided by (used in) financing activities	(4)	(8)	(218)	(148)	(136)

Net increase (decrease) in cash and cash equivalents	111	(37)	176	(44)	(62)

	7-9/	7-9/	1-9/	1-9/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Effect from changes in exchange rates	0	3	(6)	12	13
Cash and cash equivalents at beginning of period	382	374	323	372	372
Cash and cash equivalents at end of period	493	340	493	340	323
Free cash flow

	7-9/	7-9/	1-9/	1-9/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Net cash provided by operating activities	143	15	368	121	164
Capital expenditures on fixed assets	(32)	(27)	(88)	(72)	(104)
Proceeds from sale of fixed assets	2	11	11	39	46
Free cash flow	113	(1)	291	88	106
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Cu-
			mu-
			la-
			ti-			Equi-
			ve	Fair		ty
		Share	trans-	value		attri-
		pre-	la-	and	Re-	butab-
	Share	mium	tion	other	tain-	le to	Mino-	To-
	ca-	re-	ad-	re-	ed	share-	rity	tal
	pi-	ser-	just-	ser-	earn-	hold-	inte-	equi-
	tal	ve	ments	ves	ings	ers	rest	ty
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Jan 1, 2005	232	14	(48)	436	363	997	5	1,002
Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	63	—	—	—	72	—	72
Translation differences	—	—	53	—	—	53	—	53
Net investment hedge gains (losses)	—	—	(17)	—	—	(17)	—	(17)
Cash flow hedges, net of tax	—	—	—	(14)	—	(14)	—	(14)
Available-for-sale financial assets, net of tax	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	1	1
Net profit for the period	—	—	—	—	169	169	0	169
Balance at Sep 30, 2005	241	77	(12)	422	484	1,212	6	1,218

			Cu-
			mu-
			la-
			ti-			Equi-
			ve	Fair		ty
		Share	trans-	value		attri-
		pre-	la-	and	Re-	butab-
	Share	mium	tion	other	tain-	le to	Mino-	To-
	ca-	re-	ad-	re-	ed	share-	rity	tal
	pi-	ser-	just-	ser-	earn-	hold-	inte-	equi-
	tal	ve	ments	ves	ings	ers	rest	ty
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2005	241	76	(9)	424	553	1,285	7	1,292
Dividends	—	—	—	—	(198)	(198)	—	(198)
Share options exercised	—	—	—	—	—	—	—	—
Translation differences	—	—	(41)	—	—	(41)	—	(41)
Net investment hedge gains (losses)	—	—	14	—	—	14	—	14
Cash flow hedges, net of tax	—	—	—	12	—	12	—	12
Available-for- sale financial assets, net of tax	—	—	—	1	—	1	—	1
Other	—	—	1	1	(1)	1	—	1
Net profit for the period	—	—	—	—	287	287	—	287
Balance at Sep 30, 2006	241	76	(35)	438	641	1,361	7	1,368
The distributable funds of Metso Corporation at Sep 30, 2006 consist of retained earnings (EUR 641 million) excluding accelerated depreciation and untaxed reserves (EUR 1 million), treasury stock (EUR 1 million) and negative translation differences (EUR 35 million), and other reserves (EUR 202 million), totaling EUR 806 million. At the end of the period Metso Corporation held a treasury stock of 60,841 shares.
ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Sep 30, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Mortgages on corporate debt	3	3
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	0
Guarantees on behalf of associated company obligations	—	—
Other guarantees	5	5

Repurchase and other commitments	8	12
Lease commitments	127	125
Other guarantees include EUR 1 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Sep 30, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Forward exchange rate contracts	961	1,159
Interest rate and currency swaps	1	2
Currency swaps	1	1
Interest rate swaps	183	183
Interest rate futures contracts	—	20
Option agreements
Bought	14	29
Sold	14	55
The notional amount of electricity forwards was 467 GWh as of September 30, 2006 and 354 GWh as of December 31, 2005.
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-9/2006	1-9/2005	1-12/2005
Earnings per share from continuing operations, EUR	2.03	1.10	1.57
Earnings per share from discontinued operations, EUR	—	0.12	0.12
Earnings per share from continuing and discontinued operations, EUR	2.03	1.22	1.69

Equity/share at end of period, EUR	9.61	8.56	9.08
Return on equity (ROE), % (annualized)	29.5	21.4	20.9
Return on capital employed (ROCE), % (annualized)	22.1	18.3	18.8
Equity to assets ratio at end of period, %	38.0	36.3	37.5
Gearing at end of period, %	16.6	25.3	22.4
Free cash flow	291	88	106

	1-9/2006	1-9/2005	1-12/2005
Free cash flow/share	2.05	0.63	0.76

Gross capital expenditure of continuing operations (excl. business acquisitions)	89	73	107
Business acquisitions, net of cash acquired	9	13	14
Depreciation and amortization of continuing operations	78	76	102
Number of outstanding shares at end of period (thousands)	141,594	141,594	141,594
Average number of shares (thousands)	141,594	138,981	139,639
Average number of diluted shares (thousands)	141,646	138,939	139,665
EXCHANGE RATES USED

	1-9/	1-9/	1-12/	Sep 30,	Sep 30,	Dec 31,
	2006	2005	2005	2006	2005	2005
USD
(US dollar)	1.2499	1.2635	1.2448	1.2660	1.2042	1.1797
SEK
(Swedish krona)	9.3024	9.2162	9.2801	9.2797	9.3267	9.3885
GBP
(Pound sterling)	0.6854	0.6852	0.6839	0.6777	0.6820	0.6853
CAD
(Canadian dollar)	1.4059	1.5477	1.5097	1.4136	1.4063	1.3725
BRL
(Brazilian real)	2.7181	3.1526	3.0459	2.7517	2.6725	2.7446
BUSINESS AREA INFORMATION
NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	446	396	1,269	1,192	1,779	1,702
Metso Minerals	519	454	1,551	1,218	2,068	1,735
Metso Automation	146	148	420	421	583	584
Metso Ventures	78	63	240	196	328	284
Intra Metso net sales	(20)	(16)	(63)	(60)	(87)	(84)
Metso total	1,169	1,045	3,417	2,967	4,671	4,221
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	(2.8)	0.4	(0.7)	(2.5)	(2.8)	(4.6)
Metso Minerals	0.0	2.4	5.3	4.3	7.7	6.7
Metso Automation	(0.4)	0.4	(0.1)	(0.4)	(0.6)	(0.9)
Metso Ventures	(0.5)	0.0	0.2	3.6	0.0	3.4
Corporate office and other	0.4	(0.1)	1.5	5.0	3.9	7.4
Metso total	(3.3)	3.1	6.2	10.0	8.2	12.0
SHARE IN PROFITS OF ASSOCIATED COMPANIES

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	0.3	0.5	0.9	2.0	1.2	2.3
Metso Minerals	0.0	0.0	0.1	0.0	0.3	0.2
Metso Automation	0.3	0.1	0.6	0.4	0.7	0.5
Metso Ventures	(0.3)	(0.5)	(1.2)	(1.5)	(1.4)	(1.7)
Corporate office and other	—	—	—	—	—	—
Metso total	0.3	0.1	0.4	0.9	0.8	1.3
REVERSAL OF FINNISH PENSION LIABILITY (TEL)

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	—	0.4	—	1.2	2.0	3.2
Metso Minerals	—	0.1	—	0.2	0.2	0.4
Metso Automation	—	0.1	—	0.4	0.4	0.8
Metso Ventures	—	0.0	—	0.2	0.4	0.6
Corporate office and other	—	0.0	—	0.0	0.1	0.1
Metso total	—	0.6	—	2.0	3.1	5.1

OPERATING PROFIT (LOSS)

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	32.2	25.7	80.3	63.2	108.0	90.9
Metso Minerals	75.9	53.6	206.6	125.0	259.2	177.6
Metso Automation	20.0	25.8	54.9	57.3	78.3	80.7
Metso Ventures	(0.9)	(0.5)	7.3	6.1	12.0	10.8
Corporate office and other	(6.8)	(9.1)	(16.9)	(18.1)	(23.8)	(25.0)
Metso total	120.4	95.5	332.2	233.5	433.7	335.0
OPERATING PROFIT (LOSS), % OF NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
	%	%	%	%	%	%
Metso Paper	7.2	6.5	6.3	5.3	6.1	5.3
Metso Minerals	14.6	11.8	13.3	10.3	12.5	10.2
Metso Automation	13.7	17.4	13.1	13.6	13.4	13.8
Metso Ventures	(1.2)	(0.8)	3.0	3.1	3.7	3.8
Metso total	10.3	9.1	9.7	7.9	9.3	7.9
ORDERS RECEIVED

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	472	322	1,495	1,240	2,248	1,993
Metso Minerals	632	405	1,933	1,368	2,501	1,936
Metso Automation	183	140	555	430	705	580
Metso Ventures	62	66	249	224	349	324
Intra Metso orders received	(28)	(17)	(84)	(54)	(118)	(88)
Metso total	1,321	916	4,148	3,208	5,685	4,745

QUARTERLY INFORMATION
NET SALES

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	396	510	390	433	446
Metso Minerals	454	517	498	534	519
Metso Automation	148	163	134	140	146
Metso Ventures	63	88	78	84	78
Intra Metso net sales	(16)	(24)	(22)	(21)	(20)
Metso total	1,045	1,254	1,078	1,170	1,169
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	0.4	(2.1)	0.4	1.7	(2.8)
Metso Minerals	2.4	2.4	2.2	3.1	0.0
Metso Automation	0.4	(0.5)	0.2	0.1	(0.4)
Metso Ventures	0.0	(0.2)	0.6	0.1	(0.5)
Corporate office and other	(0.1)	2.4	(1.8)	2.9	0.4
Metso total	3.1	2.0	1.6	7.9	(3.3)

OPERATING PROFIT (LOSS)

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	25.7	27.7	20.9	27.2	32.2
Metso Minerals	53.6	52.6	59.9	70.8	75.9
Metso Automation	25.8	23.4	15.3	19.6	20.0
Metso Ventures	(0.5)	4.7	5.7	2.5	(0.9)
Corporate office and other	(9.1)	(6.9)	(6.4)	(3.7)	(6.8)
Metso total	95.5	101.5	95.4	116.4	120.4
CAPITAL EMPLOYED

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	328	329	239	273	255
Metso Minerals	850	895	921	924	940
Metso Automation	139	125	123	132	130
Metso Ventures	61	78	75	71	85
Corporate office and other	622	653	780	655	743
Metso total	2,000	2,080	2,138	2,055	2,153
ORDERS RECEIVED

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	322	753	496	527	472
Metso Minerals	405	568	681	620	632
Metso Automation	140	150	191	181	183
Metso Ventures	66	100	103	84	62
Intra Metso orders received	(17)	(34)	(34)	(22)	(28)
Metso total	916	1,537	1,437	1,390	1,321

ORDER BACKLOG

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1,012	1,267	1,372	1,453	1,482
Metso Minerals	801	852	1,021	1,078	1,189
Metso Automation	191	179	234	272	309
Metso Ventures	92	104	129	128	115
Intra Metso order backlog	(37)	(52)	(64)	(67)	(73)
Metso total	2,059	2,350	2,692	2,864	3,022
PERSONNEL

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2005	2005	2006	2006	2006
Metso Paper	8,300	8,201	8,233	8,640	8,766
Metso Minerals	8,379	8,521	8,650	8,847	8,892
Metso Automation	3,206	3,169	3,170	3,341	3,315
Metso Ventures	1,755	1,993	2,031	2,054	2,040
Corporate office and Shared services	301	294	319	339	329
Metso total	21,941	22,178	22,403	23,221	23,342
BUSINESS AREA INFORMATION BY PLANNED NEW ORGANIZATION STRUCTURE (January 1, 2007)
In September, Metso announced that it would dismantle the Metso Ventures business area as of January 1, 2007. Two of Metso Ventures’ three foundries will be transferred under Metso Paper and one under Metso Minerals. Metso Panelboard will become part of Metso Paper. Segment information in accordance with the planned new corporate structure is presented in the tables below. Metso Powdermet and Valmet Automotive have been reported as part of the Corporate office and others group.
NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	489	430	1,375	1,288	1,929	1,842
Metso Minerals	525	458	1,567	1,230	2,088	1,751
Metso Automation	146	148	420	421	583	584

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Valmet Automotive	22	16	81	52	107	78
Corporate office and other	4	3	10	9	13	12
Corporate office and others total	26	19	91	61	120	90
Intra Metso net sales	(17)	(10)	(36)	(33)	(49)	(46)
Metso total	1,169	1,045	3,417	2,967	4,671	4,221
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	(3.2)	0.5	(0.6)	(2.6)	(2.9)	(4.9)
Metso Minerals	(0.1)	2.3	5.4	4.3	7.8	6.7
Metso Automation	(0.4)	0.4	(0.1)	(0.4)	(0.6)	(0.9)
Valmet Automotive	0.0	0.0	0.0	0.0	0.0	0.0
Corporate office and other	0.4	(0.1)	1.5	8.7	3.9	11.1
Corporate office and others total	0.4	(0.1)	1.5	8.7	3.9	11.1
Metso total	(3.3)	3.1	6.2	10.0	8.2	12.0
SHARE IN PROFITS OF ASSOCIATED COMPANIES

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	0.3	0.4	1.0	2.0	1.3	2.3
Metso Minerals	0.0	0.0	0.1	0.0	0.3	0.2
Metso Automation	0.3	0.1	0.6	0.4	0.7	0.5
Valmet Automotive	—	—	—	—	—	—
Corporate office and other	(0.3)	(0.4)	(1.3)	(1.5)	(1.5)	(1.7)
Corporate office and others total	(0.3)	(0.4)	(1.3)	(1.5)	(1.5)	(1.7)
Metso total	0.3	0.1	0.4	0.9	0.8	1.3

REVERSAL OF FINNISH PENSION LIABILITY (TEL)

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	—	0.4	—	1.2	2.2	3.4
Metso Minerals	—	0.1	—	0.2	0.2	0.4
Metso Automation	—	0.1	—	0.4	0.4	0.8
Valmet Automotive	—	0.0	—	0.2	0.2	0.4
Corporate office and other	—	0.0	—	0.0	0.1	0.1
Corporate office and others total	—	0.0	—	0.2	0.3	0.5
Metso total	—	0.6	—	2.0	3.1	5.1
OPERATING PROFIT (LOSS)

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	30.0	24.1	76.6	64.6	103.5	91.5
Metso Minerals	76.1	54.4	207.8	126.7	260.7	179.6
Metso Automation	20.0	25.8	54.9	57.3	78.3	80.7
Valmet Automotive	1.7	0.4	10.7	0.2	16.5	6.0
Corporate office and other	(7.4)	(9.2)	(17.8)	(15.3)	(25.3)	(22.8)
Corporate office and others total	(5.7)	(8.8)	(7.1)	(15.1)	(8.8)	(16.8)
Metso total	120.4	95.5	332.2	233.5	433.7	335.0
OPERATING PROFIT (LOSS), % OF NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
	%	%	%	%	%	%
Metso Paper	6.1	5.6	5.6	5.0	5.4	5.0
Metso Minerals	14.5	11.9	13.3	10.3	12.5	10.3
Metso Automation	13.7	17.4	13.1	13.6	13.4	13.8

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
	%	%	%	%	%	%
Valmet Automotive	7.7	2.5	13.2	0.4	15.4	7.7
Corporate office and other	N/A	N/A	N/A	N/A	N/A	N/A
Corporate office and others total	N/A	N/A	N/A	N/A	N/A	N/A
Metso total	10.3	9.1	9.7	7.9	9.3	7.9
ORDERS RECEIVED

	7-9/	7-9/	1-9/	1-9/	10/2005-	1-12/
	2006	2005	2006	2005	9/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	491	355	1,599	1,357	2,406	2,164
Metso Minerals	636	408	1,950	1,387	2,523	1,960
Metso Automation	183	140	555	430	705	580
Valmet Automotive	22	16	81	52	107	78
Corporate office and other	6	6	12	12	16	16
Corporate office and others total	28	22	93	64	123	94
Intra Metso orders received	(17)	(9)	(49)	(30)	(72)	(53)
Metso total	1,321	916	4,148	3,208	5,685	4,745
QUARTERLY INFORMATION BY PLANNED NEW ORGANIZATION STRUCTURE
(January 1, 2007)
NET SALES

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	430	554	417	469	489
Metso Minerals	458	521	502	540	525
Metso Automation	148	163	134	140	146
Valmet Automotive	16	26	31	28	22
Corporate office and other	3	3	3	3	4
Corporate office and others total	19	29	34	31	26
Intra Metso net sales	(10)	(13)	(9)	(10)	(17)
Metso total	1,045	1,254	1,078	1,170	1,169

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	0.5	(2.3)	0.9	1.7	(3.2)
Metso Minerals	2.3	2.4	2.3	3.2	(0.1)
Metso Automation	0.4	(0.5)	0.2	0.1	(0.4)
Valmet Automotive	0.0	0.0	0.0	0.0	0.0
Corporate office and other	(0.1)	2.4	(1.8)	2.9	0.4
Corporate office and others total	(0.1)	2.4	(1.8)	2.9	0.4
Metso total	3.1	2.0	1.6	7.9	(3.3)
OPERATING PROFIT (LOSS)

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	24.1	26.9	21.5	25.1	30.0
Metso Minerals	54.4	52.9	60.3	71.4	76.1
Metso Automation	25.8	23.4	15.3	19.6	20.0
Valmet Automotive	0.4	5.8	5.0	4.0	1.7
Corporate office and other	(9.2)	(7.5)	(6.7)	(3.7)	(7.4)
Corporate office and others total	(8.8)	(1.7)	(1.7)	0.3	(5.7)
Metso total	95.5	101.5	95.4	116.4	120.4

CAPITAL EMPLOYED

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	345	363	266	300	292
Metso Minerals	860	906	934	939	955
Metso Automation	139	125	123	132	130
Valmet Automotive	30	30	32	28	31
Corporate office and other	626	656	783	656	745
Corporate office and others total	656	686	815	684	776
Metso total	2,000	2,080	2,138	2,055	2,153
ORDERS RECEIVED

	7-9/	10-12/	1-3/	4-6/	7-9/
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	355	807	544	564	491
Metso Minerals	408	573	686	628	636
Metso Automation	140	150	191	181	183
Valmet Automotive	16	26	31	28	22
Corporate office and other	6	4	3	3	6
Corporate office and others total	22	30	34	31	28
Intra Metso orders received	(9)	(23)	(18)	(14)	(17)
Metso total	916	1,537	1,437	1,390	1,321
ORDER BACKLOG

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2005	2005	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1,070	1,335	1,459	1,540	1,547
Metso Minerals	819	870	1,039	1,098	1,208
Metso Automation	191	179	234	272	309
Valmet Automotive	—	—	—	—	—
Corporate office and other	8	8	7	6	12
Corporate office and others total	8	8	7	6	12
Intra Metso order backlog	(29)	(42)	(47)	(52)	(54)
Metso total	2,059	2,350	2,692	2,864	3,022

PERSONNEL

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2005	2005	2006	2006	2006
Metso Paper	8,935	8,852	8,902	9,328	9,445
Metso Minerals	8,626	8,769	8,898	9,108	9,142
Metso Automation	3,206	3,169	3,170	3,341	3,315
Valmet Automotive	847	1,068	1,088	1,077	1,082
Corporate office and other	327	320	345	367	358
Corporate office and others total	1,174	1,388	1,433	1,444	1,440
Metso total	21,941	22,178	22,403	23,221	23,342
Notes to the Interim Review
This Interim Review has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. Since January 1, 2006, Metso has applied IASB’s ‘Fair value option’ amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ published in 2005, which allows the recognition of financial instruments at fair value through profit and loss under certain circumstances. The change has no material impact on Metso’s financial statements. In other respects, the same accounting policies have been applied as in the previous annual financial statements.
In August 2005, IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments on its financial position and performance. Metso does not expect the new disclosure requirements to have a material impact on its financial statements. Metso will begin to apply IFRS 7 and the related amendments to IAS 1 ’Presentation of Financial Statements’ from January 1, 2007.
Shares traded on the Helsinki and New York Stock Exchanges
The Helsinki Stock Exchange traded 187 million Metso Corporation shares in January-September 2006, equivalent to a turnover of EUR 5,418 million. The share price on September 30, 2006 was EUR 29.02. The highest quotation was EUR 34.95 and the lowest EUR 23.21.
The New York Stock Exchange traded 4 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 144 million. The price of an ADR on September 30, 2006 was USD 36.79. The highest quotation was USD 43.92 and the lowest USD 27.84.
Disclosures of changes in holdings

The following is a brief account of shareholders’ disclosures, received by Metso, of changes in holdings in the company.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,197,701 Metso shares/ADRs on January 9, 2006, corresponding to 5.08 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 9, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.02 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 10, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.42 percent of the voting rights of Metso Corporation on January 11, 2006.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,055,242 Metso shares/ADRs on January 19, 2006, corresponding to 4.98 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.15 percent of the share capital and 4.40 percent of the voting rights of Metso Corporation on February 7, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.79 percent of the share capital and 4.06 percent of the voting rights of Metso Corporation on February 21, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 4.98 percent of the share capital and voting rights of Metso Corporation on March 16, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.11 percent of the share capital and voting rights of Metso Corporation on March 20, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 3.98 percent of the share capital and voting rights of Metso Corporation on March 29, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.12 percent of the share capital and voting rights of Metso Corporation on April 21, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 4.84 percent of the share capital and voting rights of Metso Corporation on May 26, 2006.
J.P. Morgan Chase & Co. announced that the funds they managed owned 5.03 percent of the share capital of Metso Corporation on July 31, 2006.
Marathon Asset Management LLP announced that they had 7,032,235 Metso shares on August 25, 2006, which corresponds to 4.96 percent of the share capital of Metso Corporation. Out of this holding, Marathon Asset Management LLP was in possession of 4,885,862 shares to which they had voting rights. This voting authority represents 3.45 percent of the total voting rights in Metso.
Fidelity Management Research Corporation announced that it together with its subsidiaries owned 4.95 percent of the share capital and voting rights of Metso Corporation on October 2, 2006.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Metso Corporation’s Financial Statements 2006 will be published on February 7, 2007.
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.